

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 1, 2005

William L. Macdonald, Esq.
Glass Wave Enterprises, Inc.
Suite 800-885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1

> **RE: Glass Wave Enterprises, Inc. ("the company")**
> **Registration Statement on Form SB-2**
> **Filed May 25, 2005**
> **File No. 333-125222**

Dear Mr. Macdonald:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

Our Business

1. Noting that the company is a development stage company, please delete the reference to "have not generated significant revenue since our recapitalization", if true that the company has *never* generated significant revenue.

2. Please insure that all references to dollar amounts are *also* expressed in U.S. dollars.

3. The company disclosed that their incorporation date was May 12, 2004, but the Articles of Incorporation filed as exhibit 3.1 state the date of incorporation is April 20, 2004.

Summary of Financial Data, page 7

4. In the amendment to be filed, please update the financial information here as well as that presented throughout the prospectus, to the latest date practicable.

Risk Factors

5. The majority of the company's products are supplied by Body Energy Club. The disclosure states that this is a verbal agreement, therefore the terms and impact of this agreement is unknown at this time.

"We will need to raise additional funds in the near future. If we are not able…", page 8

6. Please briefly discuss your business model in an appropriate section elsewhere in the prospectus.

7. Please state the date of your last private placement.

"If we are unable to protect our internet domain name…", page 9

8. We note the reference in line four (4) to "…all countries in which we intend to conduct business." In the "Description of Business", please identify these countries and provide the current status, if appropriate, of any arrangements or plans in progress.

"If our operations are disrupted…", page 10

9. Please identify the third party company which houses the data storage and software of this company. Clarify if there is any other affiliation or relationship between the two companies, other than the one providing storage. Elsewhere in the prospectus, please outline the agreement or understanding in this regard and file any written agreement as an exhibit to the registration statement.

"We are currently dependent upon one supplier…", page 11

10. In another appropriate section of the prospectus, please outline the material provisions of your verbal agreement.

11. Since that supplier provides the "majority" of the health products to the company, please disclose the actual percentage and dollar amount attributed by Body Energy Club. Further in this regard, because of the apparent importance of this supplier to the company, please disclose whether or not the company plans to enter into a *written* agreement.

"Our directors and officers are engaged in other business activities...", page 12

12. We note this risk factor and also note the initial statement beneath that "[O]ne of our directors and officers is involved in other business activities." Please revise as appropriate to make the disclosure consistent.

Securities and Exchange Commission's Public Reference, page 14

13. Please update to provide the Commission's new address, which is 100 F Street, N.E., Washington, D. C. 20549. Likewise, please correct this information under "Reports to Security Holders" and "Where You Can Find More Information".

Use of Proceeds, page 15

14. State the total amount of costs associated with this registration statement which will be paid for by the company in this section and elsewhere as appropriate.

Selling Stockholders, page 16

15. Please update the information in the table to the most recent date practicable.

Plan of Distribution, page 17

16. Please state that the selling shareholders will sell their shares at a *fixed price* of $0.15 per share until the shares are quoted on the OTC Bulletin Board...

Directors, Executive Officers, Promoters..., page 20

17. With respect to the information on Chester Ku, we note the company's website show his name as "Chester Ku-Lea". Please revise as appropriate or advise.

18. Please disclose in Mr. Lu's biographical information if he served on boards of any public reporting companies.

<u>Bianca Knop</u>

19. Please provide the beginning and ending dates for each of the activities listed in Ms. Knop's biography.

20. Please disclose whether the company anticipates hiring additional employees in the future.

21. Please identify all of the company's promoters.

<u>Security Ownership of Certain Beneficial Owners...., page 21</u>

22. State the number of directors and officers, as a group, in the table.

<u>Description of Property, page 23</u>

23. Please indicate the term of the sub-lease and state any other material provisions of the agreement. Also, state the monthly payment in U.S. dollars.

24. According exhibit 10.8, Brian Fitzgerald the ("Landlord") leased to the tenant Mr. Chester Ku for a term of 1 year commencing on July 1, 2004. Mr. Ku subsequently entered into this sublease with Astro Nutrition, Inc. on March 29, 2005 for a term of 1 year at a gross rent of $12,000 per year. It would appear that the lease agreement expired on July 1, 2005. Please update the status. In addition, please disclose the dollar amount Mr. Ku is required to pay the ("Landlord") Mr. Fitzgerald on a yearly basis for the property.

<u>Description of Business, page 24</u>

25. Please state the consideration and principal followed in determining the amount paid for such asset and identify the persons making the determination and their relationship, if any, with the registrant and promoter. If the assets were acquired by the promoter within two years prior to their transfer to the issuer, also state the cost thereof to the promoter.

<u>Our Current Business, page 24</u>

26. Explain "...our newly enhanced Version 2.0 of astronutrition.com was launched." Was this computer upgrade developed by Chester Ku or was this system purchased? If purchased, please disclose the cost of the upgraded system.

27. We note the company has a verbal agreement with Body Energy Club of Vancouver, British Columbia and that Body Energy supplies "the majority" of the

health products that the company sells. Please state the percentage attributed by Body Energy Club and the dollar amount of purchases made by the company.

28. State all of the material terms of this agreement with Body Energy Club.

29. Further in this regard, we note under the Risk Factor section that you indicate that your "sales and profitability potential may be irreparably harmed" if Body Energy "ceased to provide us with its products…"although in the penultimate paragraph of this section we note "[I]f Body Energy Club, our primary supplier, were to cease operations or discontinue its business relationship with us, we believe we would be able to develop a relationship with another supplier." Please revise as appropriate to reconcile the disclosure to make it consistent throughout.

30. You state that you "would be able to develop a relationship with another supplier." Please disclose if you mean a relationship with similar or favorable terms?

Current and Anticipated Sources of Revenue, page 24

31. Please disclose the current status of negotiations with the British Columbia wholesaler of tanning products, as mentioned in the third paragraph.

Marketing, page 24

32. In the third paragraph and elsewhere where applicable, please express all dollar amounts in U.S. dollars

33. Briefly explain "Crawlers, robots and spiders examine all documents on the web…"

34. Update the status of the project involving DMOZ and Froogle, mentioned in this section.

Technology, page 25

35. We note that a Hosting Agreement was filed as exhibit 10.7 to this registration statement. Please outline all of the material provisions between the company and Deep Systems.

Competition, page 26

36. Please add a footnote or mention otherwise, the source for the information presented in the table.

37. Please insure that all monetary amounts are expressed in U.S. dollars in the table.

Governmental Regulations

38. We note that the company is targeting the Asian and European markets; however, it is assumed that American consumers can buy the company's products on-line, as well. Please expand your present discussion to address the potential issue that the company's products are not regulated by the FDA or any other U.S. Federal agency. Also, please consider adding another risk factor in this regard.

39. The company does not appear to address the regulation associated with selling and shipping supplements (drugs) and herbal remedies to various countries.

Management's Discussion and Analysis
General

40. Please discuss the transaction between Glass Wave Enterprises and Astro Nutrition, the date the transaction was consummated, the nature of consideration exchanged, the method of accounting for the transaction and the impact of this transaction on presentation of the results of operations and financial position.

41. Please discuss the potential impact of the supply agreement with Body Energy Club on the results of your operations and cash flows (e.g. duration of the agreement, purchase commitments, incentive or volume discounts, etc.).

Liquidity and Capital Resources, page 28

42. Please update the balances to the most recent date practicable.

Capital Expenses and Sources of Funds, page 29

43. We note that you are "pursuing various financing alternatives to meet our immediate and long-term financial requirements…" Please provide some specificity with respect to the alternatives being considered and update the disclosure to discuss the current status of each.

Research and Development, page 31

44. Please clarify who will be doing all of the work mentioned. Is the company entering into any contracts in this regard?

Application of Critical Accounting Policies, page 33

45. Your disclosure states that in general, management makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Please include a specific discussion of those critical accounting estimates (e.g. revenue recognition and any related revenue dilution items, such as returns, allowances and discounts). Disclosures included in the *Critical Accounting Estimates* section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please revise

Certain Relationships and Related Transactions, page 35

46. It is noted that Mr. Chester Ku has provided bridge loans to the company and as of January 31, 2005 the amount owed is $12,135.00. Please disclose the business purpose of such loans. Please file a copy of the loan agreements as an exhibit. Upon receipt we may have additional comments.

Financial Statements

Consolidated Statement of Cash Flows, F-5

47. We note that you have recorded $100 in net cash acquired in recapitalization as an investing activity. Please clarify the circumstances surrounding this transaction as it appears from the disclosure on F-11 that the outstanding shares of Astro Nutrition were purchased with the issuance of a $100 promissory note (i.e. a non-cash activity).

Note 2, Summary of Significant Accounting Policies

h.) Foreign Currency Translation, F-8

48. We noted from your disclosure throughout your prospectus that your target market is not restricted to the United States or Canada (page 24 and 28). For the sales recorded for the reporting period presented, please clarify the currency in which these items were transacted. Please disclose your accounting policy for foreign currency transactions (i.e., sales) that are dominated in a currency other than your functional currency. Refer to the guidance in paragraph 15 of SFAS No. 52.

i.) Revenue Recognition, F-8

49. Your disclosure states that in general you recorded revenue when persuasive evidence of an arrangement exists.... Please tell us and disclose, what other situations (or methods) you use to recognize revenue and deferred revenue, and how your accounting treatment complies with GAAP.

50. We noted from your disclosure on page 12 (risk factors) that a majority of your products are supplied by Body Energy Club. Please provide the specific terms of the agreement and a discussion of the applicability to EITF 99-19. Your response should address each of the criteria as specified in that guidance.

51. We noted from your website that your products have a 30 day money back guarantee. Please explain how the refund rights are accounted for in accordance with SFAS No. 48 and how that impacts your revenue recognition under SAB No. 104. We may have further comments upon review of your response.

5. Common Stock, F-10

52. We noted that the 100,000 shares issued on January 14, 2005 for $100 were issued at par. It is unclear why a $99 reduction was recorded to additional paid in capital (F-7) for this transaction. Please clarify and revise.

53. The issuance of the 100,000 shares on January 14, 2005 did not appear to be presented in the Consolidated Statement of Cash Flows on F-6. Please clarify and revise.

6. Capital Transaction, F-10

54. We noted your disclosure that the capital transaction with Astro Nutrition has been recorded as a recapitalization, and that Chester Ku was the sole shareholder of both companies at the time of the transaction. Please tell us how you arrived at

your accounting treatment as a recapitalization, and cite the specific authoritative literature you used to support your conclusion. Provide us with a discussion of the applicability of SFAS 141 as it relates combinations of entities under common control, specifically paragraph (11) and paragraphs (D-11) through (D-18). Please advise or revise as necessary.

8. Segmented Information, F-11

55. Please provide the required disclosures in accordance with paragraph (25) through (28) of SFAS No. 131 for the reportable segments being disclosed in the financial statements.

Other Regulatory

56. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full

William L. Macdonald, Esq.
Glass Wave Enterprises, Inc.
July 1, 2005
10

responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela Halac at (202) 551- 3398 with any questions regarding accounting issues. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,



John Reynolds,
Assistant Director